FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1997

Commission file number 001-05631

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Watkins-Johnson Employees' Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Watkins-Johnson Company
                             Stanford Research Park
                              3333 Hillview Avenue
                            Palo Alto, CA 94304-1223


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                WATKINS-JOHNSON EMPLOYEES'
                                                INVESTMENT PLAN



May 8, 1998                                     By /s/ Scott Buchanan
                                                   -----------------------------
                                                   Scott Buchanan
                                                     Chairman of Committee
                                                     VP & CFO

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1997 and 1996
                     --------------------------------------

                                Table of Contents

Independent Accountants' Report ............................................ 1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits ......................... 3
Statements of Changes in Net Assets Available for Plan Benefits,
  With Fund Information ...................................................... 4
Notes to Financial Statements................................................. 5

Form 5500 Supplemental Schedules as of and for the year ended
  December 31, 1997 ......................................................... 13

27a, Part I - Schedule of Assets Held for Investment Purposes
27d, Part V - Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Watkins-Johnson
Employees' Investment Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements and supplemental schedules of the Watkins-Johnson Employees' Investment Plan (the Plan) as of December 31, 1997 and 1996, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           MOHLER, NIXON & WILLIAMS
                                           Accountancy Corporation

Campbell, California
May 8, 1998

                                WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                             December 31,
                                                     ---------------------------
                                                          1997            1996
                                                     ------------   ------------

Investments, at fair value                           $106,995,683   $ 90,950,924
Investments, at contract value                         40,664,264     41,903,240
Cash and cash equivalents                                 522,495        541,976
                                                     ------------   ------------

        Assets held for investment purposes           148,182,442    133,396,140

Employer's contribution receivable                        187,672        183,242
                                                     ------------   ------------
        Net assets available for plan benefits       $148,370,114   $133,579,382
                                                     ============   ============

                    See independent accountants' report and
                  accompanying notes to financial statements.

                                                           WATKINS-JOHNSON
                                                     EMPLOYEES' INVESTMENT PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                           For the years ended December 31, 1997 and 1996

                                                        Participant Directed
------------------------------------------------------------------------------------------------------------------------------------
                                                       Fidelity Trust Company
------------------------------------------------------------------------------------------------------------------------------------


                                          Retirement
                                          Government        Fixed                                                         Growth &
                                            Money          Income         Magellan         OTC           Balanced          Income
                                            Market          Fund            Fund         Portfolio         Fund             Fund
                                        ------------    ------------    ------------    ------------    ------------   ------------
Net assets available for plan
   benefits at December 31, 1995        $  3,413,015    $ 43,309,197    $ 30,941,667    $ 10,744,928    $ 16,608,195   $  3,426,812
                                        ------------    ------------    ------------    ------------    ------------   ------------
Employer's contribution                      113,397         465,617         783,116         350,056         422,709        201,169
Participants' contributions/rollovers        390,244       1,484,836       2,486,806       1,247,029       1,308,870        721,171
Withdrawals/distributions                   (313,685)     (3,242,299)     (3,185,012)     (1,093,961)     (1,278,917)      (440,240)
Dividends and interest                       186,129       2,555,002       4,910,503       1,743,827         736,893        414,852
Net appreciation (depreciation) in
   fair value of investments                                              (1,556,128)        879,825         589,620        838,636
Net loan activities                          (84,641)       (891,180)       (644,611)       (302,173)       (330,796)       (42,883)
Administrative fees                          (13,091)         (5,511)         (7,043)         (3,444)         (4,892)        (1,946)
Transfer in from another plan
Transfers in (out)                           103,063        (611,463)     (2,973,239)        930,953      (2,643,741)     4,028,461
                                        ------------    ------------    ------------    ------------    ------------   ------------
Increase (decrease) in net assets            381,416        (244,998)       (185,608)      3,752,112      (1,200,254)     5,719,220
                                        ------------    ------------    ------------    ------------    ------------   ------------
Net assets available for plan
   benefits at December 31, 1996           3,794,431      43,064,199      30,756,059      14,497,040      15,407,941      9,146,032
                                        ------------    ------------    ------------    ------------    ------------   ------------
Employer's contribution                      211,040         396,258         584,851         309,162         162,492        299,395
Participants' contributions/rollovers        608,709       1,165,558       1,758,532         987,672         473,637      1,379,431
Withdrawals/distributions                   (605,022)     (4,937,181)     (3,277,107)     (1,859,466)       (633,403)    (1,714,630)
Dividends and interest                       226,431       2,556,632       2,294,728       1,060,125         324,770        630,662
Net appreciation (depreciation) in
   fair value of investments                                               5,443,251         330,051       1,689,322       2,409,144
Net loan activities                          (10,184)       (120,856)       (129,761)        (17,053)        (12,534)       (21,854)
Administrative fees                          (25,803)         (6,093)         (1,143)         (1,284)           (704)        (1,748)
Transfer out to another plan
Transfers in (out)                           115,957        (191,251)     (2,473,544)       (732,981)    (17,411,521)     1,834,937
                                        ------------    ------------    ------------    ------------    ------------   ------------
Increase (decrease) in net assets            521,128      (1,136,933)      4,199,807          76,226     (15,407,941)     4,815,337
                                        ------------    ------------    ------------    ------------    ------------   ------------
Net assets available for plan
   benefits at December 31, 1997        $  4,315,559    $ 41,927,266    $ 34,955,866    $ 14,573,266    $       --     $ 13,961,369
                                        ============    ============    ============    ============    ============   ============



                                                                                             Warburg
                                                                                              Picus                        Spartan
                                                                              Founders       Emerging                    U.S. Equity
                                           Intermediate       Overseas        Balanced        Growth       Freedom         Index
                                            Bond Fund           Fund            Fund           Fund         Funds           Fund
                                            ------------   ------------   ------------   ------------   ------------   -------------
Net assets available for plan
   benefits at December 31, 1995            $  1,135,900   $    800,226
                                            ------------   ------------
Employer's contribution                           47,143         56,347
Participants' contributions/
rollovers                                        142,897        210,432
Withdrawals/distributions                        (80,232)       (90,878)
Dividends and interest                            94,823        100,866
Net appreciation (depreciation) in
   fair value of investments                     (43,813)        69,769
Net loan activities                              (18,188)       (21,642)
Administrative fees                                 (359)          (335)
Transfer in from another plan
Transfers in (out)                                31,299        631,325
                                            ------------   ------------
Increase (decrease) in net assets                173,570        955,884
                                            ------------   ------------
Net assets available for plan
   benefits at December 31, 1996               1,309,470      1,756,110
                                            ------------   ------------
Employer's contribution                           18,691         67,098   $    164,768   $      7,185   $      6,541   $     25,341
Participants' contributions/rollovers             69,731        255,984        494,488         37,196         36,051        237,595
Withdrawals/distributions                        (94,387)      (200,786)      (719,538)       (23,180)                     (174,070)
Dividends and interest                            42,140        123,157      1,407,553         35,188         14,210         16,883
Net appreciation (depreciation) in
   fair value of investments                       3,485         64,134       (526,891)       (10,661)        (4,805)        58,785
Net loan activities                               (4,940)       (13,023)       (14,279)           256            356         (4,013)
Administrative fees                                   (8)           (37)          (234)            (9)                          (16)
Transfer out to another plan
Transfers in (out)                            (1,344,182)       320,819     16,537,451        544,847        391,132      1,595,674
                                            ------------   ------------   ------------   ------------   ------------   -------------
Increase (decrease) in net assets             (1,309,470)       617,346     17,343,318        590,822        443,485      1,756,179
                                            ------------   ------------   ------------   ------------   ------------   -------------
Net assets available for plan
   benefits at December 31, 1997            $       --     $  2,373,456   $ 17,343,318   $    590,822   $    443,485   $  1,756,179
                                            ============   ============   ============   ============   ============   =============




                                        Fidelity        Watkins-
                                        U.S. Bond       Johnson     Non-Participant
                                          Index          Stock          Directed       Participant    Contribution
                                          Fund            Fund            ESOP            Loans         Receivable        Total
                                      -------------   -------------   -------------   -------------   -------------   --------------
Net assets available for plan
   benefits at December 31, 1995                      $   6,709,171                                                   $ 117,089,111
                                                      -------------                                                   --------------
Employer's contribution                                     291,715   $     699,989                   $     183,242       3,614,500
Participants' contributions/
rollovers                                                   827,000                                                       8,819,285
Withdrawals/distributions                                  (295,051)       (329,920)  $     (71,457)                    (10,421,652)
Dividends and interest                                       83,101          47,525          96,277                      10,969,798
Net appreciation (depreciation)
in fair value of investments                             (2,227,474)     (1,655,825)                                     (3,105,390)
Net loan activities                                        (117,525)                      2,453,639                            --
Administrative fees                                            (925)         (1,095)                                        (38,641)
Transfer in from another plan                                             6,652,371                                       6,652,371
Transfers in (out)                                          503,342                                                            --
                                                      -------------   -------------   -------------   -------------   --------------
Increase (decrease) in net
assets                                                     (935,817)      5,413,045       2,478,459         183,242      16,490,271
                                                      -------------   -------------   -------------   -------------   --------------
Net assets available for plan
   benefits at December 31, 1996                          5,773,354       5,413,045       2,478,459         183,242     133,579,382
                                                      -------------   -------------   -------------   -------------   --------------
Employer's contribution               $      20,693         246,769         828,387                           4,430       3,353,101
Participants' contributions/rollovers        80,098         731,849                                                       8,316,531
Withdrawals/distributions                   (63,197)       (286,284)       (617,750)       (348,404)                    (15,554,405)
Dividends and interest                       72,830          62,772          51,516         214,266                       9,133,863
Net appreciation (depreciation)
 in fair value of investments                46,215         771,135         273,489                                      10,546,654
Net loan activities                          (3,060)        (44,985)                        395,930                            --
Administrative fees                             (28)           (509)        (17,328)                                        (54,944)
Transfer out to another plan                                                               (950,068)                       (950,068)
Transfers in (out)                        2,218,438      (1,405,776)                                                           --
                                      -------------   -------------   -------------   -------------   -------------   --------------
Increase (decrease) in net assets         2,371,989          74,971         518,314        (688,276)          4,430      14,790,732
                                      -------------   -------------   -------------   -------------   -------------   --------------
Net assets available for plan
   benefits at December 31, 1997      $   2,371,989   $   5,848,325   $   5,931,359   $   1,790,183   $     187,672   $ 148,370,114
                                      =============   =============   =============   =============   =============   ==============

                                              See independent accountants' report and
                                             accompanying notes to financial statements

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                           --------------------------

Note 1 - The Plan and its significant accounting policies:

         The following description of the Watkins-Johnson Employees' Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1967 by Watkins-Johnson Company (the Company) to provide benefits to eligible employees. The Plan covers all employees of the Company on U.S. payroll and not otherwise covered by a collective bargaining agreement or an independent contractor.

         Effective January 1, 1996, the Company eliminated the service requirement for eligibility and offered loans against 401(k) funds. During April 1996, the Company merged the Watkins-Johnson Company Employee Stock Ownership Plan (ESOP) into the Watkins-Johnson Employees' Investment Plan and the Plan document was amended and restated to combine the plans.

         The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Effective August 1, 1997, the Company contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee. Prior to August 1, 1997, Wells Fargo Bank was the trustee and Fidelity acted as the custodian. Substantially all expenses incurred for administering the Plan are paid by the Company except for certain trustee and loan fees which are paid by the Plan.

Investments -

         Investments of the Plan are trusteed by Fidelity and invested based solely upon instructions received from participants for participant directed accounts. The ESOP portion of the Plan is non-participant directed and consists of investments in the Watkins-Johnson Stock Fund and cash.

         During 1997, Freedom Funds, Fidelity Spartan U.S. Equity Index Fund, and Warburg Picus Emerging Growth Fund were added as investment options under the Plan and the Intermediate Bond Fund and Balanced Fund were replaced with the Fidelity U.S. Bond Index Fund and Founders Balanced Fund, respectively.

         The Plan's investments in mutual funds and Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the Fixed Income Fund is recorded at contract value (purchase price plus interest). Liquidation of Plan assets invested in guaranteed investment contracts would result in a market value adjustment as specified in the contract.

         The Fixed Income Fund principally consists of the following deposits for unsecured contracts with a fixed interest rate:
                                                            1997         1996
                                                       -----------   -----------
Continental Assurance Company,
  interest at 4.83%, matures in December 1998          $ 1,055,978   $ 1,007,313

Continental Assurance Company,
  interest at 7.28%, matures in December 1999            3,131,590     2,919,034

New York Life  Insurance  Company,  interest
at 7.00%,  50% matures in December
  1998, remainder matures
  in June 1999                                           8,827,665     8,250,284

People's Security Life Insurance Company,
  interest at 5.04%, matures in March 2000               1,598,962     4,021,498

Provident Life an Accident Insurance Company,
  interest at 5.10%, 50% matured in July 1996,
  remainder matured in June 1997                                       1,145,177

Sun Life Insurance Company of America,
  interest at 7.07%, matures in June 1998                2,794,046     2,609,551

Fidelity Managed Income Portfolio II                    20,502,241    19,370,486

                                                           1997          1996
                                                      -----------    -----------

Transamerica Occidental Life Insurance Co.,
  interest at 6.74%, 50% matured in December
  1996, remainder matures in June 1998                  2,753,782      2,579,897
                                                      -----------    -----------

         Total deposit contracts                       40,664,264     41,903,240

Fidelity Fixed Income Fund                              1,263,002      1,160,959
                                                      -----------    -----------

         Total Fixed Income Fund                      $41,927,266    $43,064,199
                                                      ===========    ===========

Cash and cash equivalents -

         All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

         Salary deferral, voluntary, rollover, and employer matching contributions -

         Participants are 100% vested in their accounts at all times.

         Profit sharing contributions -

         Participants are fully vested in their profit sharing contributions if they were employed by the Company on January 1, 1995. Participants who terminated prior to January 1, 1995 are subject to the vesting schedule as defined in the Plan document.

         ESOP contributions -

         Participants are fully vested in their ESOP contributions if they were employed by the Company on January 1, 1996. Participants who terminated prior to January 1, 1996 are subject to the vesting schedule as defined in the Plan document.

Income taxes -

         The Plan has been amended since receiving its latest favorable determination letter dated August 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Fund groupings -

         Funds have been grouped by common fund description for financial reporting purposes. Fund groups which do not represent 5% or more of the Plan's net assets at year end have been classified as "Freedom Funds" for financial reporting purposes.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Financial instruments -

         Certain Fidelity investment options may enter into certain forward contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified futures date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates. Fidelity invests in futures contracts solely for the purpose of hedging its existing portfolio securities, or securities it intends to purchase, against fluctuations in value caused by changes in prevailing market interest rates. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the terms of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed is recorded.

Note 2 - Participation and benefits:

Employee contributions -

         Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants may also elect to make after-tax contributions up to 10% of their regular compensation as defined by the Plan. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

         Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of the first 2% of regular compensation contributed by each participant and 50% of the next 2% of regular compensation contributed, for a maximum contribution of 3% of regular compensation. The Plan also allows for an ESOP contribution that may be paid in the form of cash or Company stock. In 1997 and 1996, the Board of Directors approved an ESOP contribution equal to 1% of participants' regular compensation. Cash contributions were made to a holding account held by the trust on a quarterly basis to purchase shares of Watkins-Johnson Company stock which were allocated in the following year to eligible participants who were employed by the Company on the last day of the Plan year.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's matching and ESOP contributions, if any. Allocation of the Company's contributions are based on participant contributions or regular compensation, as defined in the Plan.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a series of payments comprising a complete distribution of the participant's account within one year. In addition, except for ESOP accounts, benefits may be paid in installments, payable at least annually, over a period not to exceed the life expectancy of the participant and his or her beneficiary.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their allowable account balance that excludes voluntary or ESOP money sources in participant accounts. The loans are secured by the participant's vested balance. Such loans bear interest at prime plus 1% and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Transfer of Plan assets:

         As a result of the merger of the ESOP into the Plan, assets of approximately $6,600,000 were transferred into the ESOP portion of the Plan during April 1996.

Note 4 - Investments:

         The following table includes the fair or contract values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                         1997            1996
                                                    ------------    ------------

Fidelity:
   Retirement Government
       Money Market Fund                            $  4,315,563    $  3,798,210
   Fixed Income Fund                                  41,927,266      43,064,199
   Magellan Fund                                      34,955,866      30,756,059
   OTC Portfolio                                      14,573,266      14,497,040
   Balanced Fund                                            --        15,407,941
   Growth & Income Fund                               13,961,369       9,146,032
   Intermediate Bond Fund                                   --         1,309,470
   Overseas Fund                                       2,373,456       1,756,110
   Founders Balanced Fund                             17,343,318            --
   Warburg Pincus Emerging Growth Fund                   590,822            --
   Freedom Funds                                         443,485            --
   Spartan U.S. Equity Index Fund                      1,756,835            --
   Fidelity U.S. Bond Index Fund                       2,371,989            --
   Cash and cash equivalents                             522,495         541,976
Watkins-Johnson Stock Fund                            11,256,529      10,640,644
Participant Loans                                      1,790,183       2,478,459
                                                    ------------    ------------
            Assets held for investment
               purposes                             $148,182,442    $133,396,140
                                                    ============    ============

         The ending balances reported in the statement of changes in net assets available for plan benefits as of December 31, 1997 and 1996 may differ from those reported above due to the allocation of cash and cash equivalents to the Watkins-Johnson Stock Fund for participant directed and non-participant directed accounts.

Note 5 - Party in interest transactions:

         ESOP contributions are invested in the common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their account in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:

       Date        Number of shares    Fair value            Cost
       ----        ----------------   -----------        -----------
       1997            645,780        $11,256,529        $10,820,963
       1996            434,312        $10,640,644        $10,554,346

Note 6 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

Note 7 - Subsequent events:

         In 1997, a division of the Company, Stellex Microwave Systems (Stellex), was sold. In conjunction with the sale, participant accounts for Stellex employees were transferred from the Plan to the Stellex Microwave Systems Employees' Investment Plan in February 1998. Participant loans of approximately $950,000 were transferred in December 1997.

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997
                                -----------------

                                                                                                   E.I.N.: 94-1402710
                                                                                                          Plan #: 001

                                                   WATKINS-JOHNSON
                                              EMPLOYEES' INVESTMENT PLAN

                          ITEM 27a, PART 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                  December 31, 1997
                                                  -----------------

( a )                 ( b )                              ( c )                ( d )         ( e )

                                                   Description of
                                               investment including
                                              maturity date, rate of
           Identity of issue, borrower,        interest, collateral,                       Current
            lessor, or similar party           par or maturity value           Cost         Value
-----  ----------------------------------   ----------------------------    ----------   ----------
       Fidelity Management Trust Company    Ret. Gov't Money Market          4,315,563    4,315,563

       Fidelity Managed Income Port. II     Fixed Income Fund               20,502,241   20,502,241

       Continental Assurance Company        Fixed Income Fund                4,187,568    4,187,568

       Peoples Security Life                Fixed Income Fund                1,598,962    1,598,962

       New York Life Insurance Company      Fixed Income Fund                8,827,665    8,827,665

       Sun Life Insurance Co. of America    Fixed Income Fund                2,794,046    2,794,046

       Transamerica Accidental Life Insur   Fixed Income Fund                2,753,782    2,753,782

       Fidelity Management Trust Company    Fixed Income Fund                1,263,002    1,263,002

       Fidelity Management Trust Company    Founders Blanced                17,893,380   17,343,318

       Fidelity Management Trust Company    Warburg Pincus Emerging Growth     606,400      590,822

       Fidelity Management Trust Company    Magellan                        27,757,388   34,955,866

       Fidelity Management Trust Company    Growth & Income                 11,429,322   13,961,369

       Fidelity Management Trust Company    OTC Portfolio                   12,949,912   14,573,266

       Fidelity Management Trust Company    Overseas Fund                    2,328,018    2,373,456

       Fidelity Management Trust Company    Freedom Income Fund                 29,246       29,029

       Fidelity Management Trust Company    Freedom 2000 Fund                  269,654      263,527

       Fidelity Management Trust Company    Freedom 2010 Fund                   45,522       44,734

       Fidelity Management Trust Company    Freedom 2020 Fund                   36,055       35,455

       Fidelity Management Trust Company    Freedom 2030 Fund                   71,808       70,740

       Fidelity Management Trust Company    Spartan U.S. Equity Index        1,711,703    1,756,835

       Fidelity Management Trust Company    Fidelity U.S. Bond Index         2,328,469    2,371,989

       Fidelity Management Trust Company    Cash                               522,495      522,495

 *     Watkins-Johnson Company              Common stock                    10,820,963   11,256,529

 *     Participant loans                    Loan Fund (9.25% - 9.50%)                     1,790,183
                                                                                        -----------
                                                                                        148,182,442
                                                                                        ===========
 *     Parties-in-interest


                                                                                                   E.I.N.: 94-1402710
                                                                                                          Plan #: 001

                                                   WATKINS-JOHNSON
                                              EMPLOYEES' INVESTMENT PLAN

                                ITEM 27d, PART v - SCHEDULE OF REPORTABLE TRANSACTIONS

                                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  -----------------

  ( a )                ( b )                       ( c )          ( d )        ( e )    ( f )         ( g )

                                                                                        Expense
                Description of asset                                                   incurred
            (including interest rate and         Purchase        Selling       Lease     with        Cost of
            maturity in case of a loan)           Price           Price       rental  transaction     asset
------   -----------------------------------   -------------  --------------  ------  -----------   ------------

         Fidelity Management Trust Company:
         Ret. Gov't Money Mkt                     8,408,199                                           8,408,199
         Ret. Gov't Money Mkt                                     7,887,071                           7,887,071
         Comingled Pool                           8,944,100                                           8,944,100
         Comingled Pool                                           8,947,100                           8,947,100
         FMTC Inst. Money Mkt                    19,744,630                                          19,744,630
         FMTC Inst. Money Mkt                                    19,724,924                          19,724,924
         Founders Balanced                       20,109,193                                          20,109,193
         Founders Balanced                                        2,238,984                           2,215,814
         Magellan Fund                            9,184,130                                           9,184,130
         Magellan Fund                                           10,427,574                           9,036,253
         Growth & Income Fund                    12,545,771                                          12,545,771
         Growth & Income Fund                                    10,139,578                           9,343,054
         OTC Portfolio                            7,970,553                                           7,970,553
         OTC Portfolio                                            8,224,378                           7,612,253
         Balanced Fund                            1,676,518                                           1,676,518
         Balanced Fund                                           18,773,782                          15,785,937
         Watkins-Johnson Stock Fund              18,982,498                                          18,982,498
         Watkins-Johnson Stock Fund                              19,430,670                          18,193,385




 ( a )              ( h )          ( I )

                       Current value

                  of asset on
                  transaction    Net gain
                    date         or (loss)
------          --------------  ------------



                    8,408,199             -
                    7,887,071             -
                    8,944,100             -
                    8,947,100             -
                   19,744,630             -
                   19,724,924             -
                   20,109,193             -
                    2,238,984        23,170
                    9,184,130             -
                   10,427,574     1,391,321
                   12,545,771             -
                   10,139,578       796,524
                    7,970,553             -
                    8,224,378       612,125
                    1,676,518             -
                   18,773,782     2,987,845
                   18,982,498             -
                   19,430,670     1,237,285

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the use of our name on our report, dated May 8, 1998, with respect to the financial statements and schedules of the Watkins-Johnson Employees' Investment Plan for the years ended December 31, 1997 and 1996, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation


Campbell, California
May 8, 1998